Filed by Pinnacle Bankshares Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Virginia Bank Bankshares, Inc.

On March 31, 2020, Pinnacle Bankshares Corporation (“Pinnacle”) distributed the following letter to its shareholders with its 2019 Annual Report to Shareholders.

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COVID-19 Pandemic Foreword

As we distribute Pinnacle Bankshares Corporation’s 2019 Annual Report, the United States and the World are in the midst of fighting through the coronavirus (COVID-19) pandemic. Shareholders, clients and employees of our Company are rightfully concerned about the health, safety and well-being of their families. The pandemic has had a negative impact on the financial markets and our economy with long-term consequences yet to be determined. Please know we have taken a number of proactive steps and preventive measures to minimize the impact of the pandemic on our Company, while continuing to provide critical financial functions and support our clients and communities depend on. Please visit our website at www.1stnatbk.com for further information.

Pinnacle was a strong organization going into this crisis with outstanding credit quality. Our earnings have been solid the last few years and we have grown our capital. Our loan growth has lagged behind other competitors because of our unwillingness to “relax” underwriting requirements and standards. Adherence to this mentality should serve us well as we move forward. This does not mean the Company will not face challenges as we navigate through the pandemic and its resulting impacts, the full extent of which will not be known for some time, but we believe we are well positioned to weather this storm.

Aubrey H. Hall, III “Todd”

President & Chief Executive Officer

Pinnacle Bankshares Corporation

First National Bank

Please see the Cautionary Statement Regarding Forward-Looking Statements on page 8 of Pinnacle Bankshares Corporation’s 2019 Annual Report.

Dear Shareholders:

It is my pleasure to report to you that Pinnacle Bankshares Corporation, the one-bank holding company for First National Bank, produced record high earnings again in 2019, while surpassing $500 million in total assets and laying the foundation for future growth of our franchise. Our record performance was driven by increased revenue from net interest income and noninterest income sources combined with strong asset quality, which limited our provision for loan losses expense. These factors offset higher noninterest expense associated with Pinnacle’s growth. We are one of the top performing community banks in Virginia and continue to diligently work towards strengthening our position in the Lynchburg region, expanding our geographical footprint and positioning our company for further enhanced long-term returns.

For 2019, Pinnacle generated net income of $4,396,000, representing a $236,000, or 6%, increase as compared to 2018 and equating to a 0.92% return on average assets. Higher net interest income was the primary catalyst for improvement, which increased $1,294,000, or 8%, due to increased loan volume and a net interest margin of 4.00%. Non-interest income increased $421,000, or 10%, primarily due to a 66% increase in fees generated from sales of mortgage loans originated through First National’s Mortgage Division, which benefitted from a favorable interest rate environment. Provision for loan losses decreased $444,000 compared to the prior year due to lower criticized and classified loans and net loan charge-offs. Pinnacle experienced higher employee compensation and benefits expense, occupancy expense and core processing expense in 2019 due to growth with overall noninterest expense increasing $1,844,000, or 12%.

Balance Sheet growth for 2019 was generally consistent with the prior year as outstanding loans grew $17.5 million, or 5%, driven by strong performances from First National’s Commercial and Dealer Divisions. Core funding has been key to controlling our cost of funds and we were pleased with deposit growth of $25 million, or 6%, during 2019 due to higher demand deposit balances. Demand deposit accounts grew by 956 accounts, or 6%, for the year with a continued stream of new clients coming to us from larger national banks. Total assets as of year-end 2019 were $500.5 million, an increase of 6% compared to the prior year-end, as Pinnacle surpassed the $500 million threshold.

Asset quality ratios continue to be among the best in Pinnacle’s history with non-performing loans to total loans and non-performing assets to total assets at 0.29% and 0.36%, respectively, as of year-end 2019. We continue to maintain a strong credit culture focused on maintaining a sound and diversified loan portfolio without excessive concentrations of non-owner occupied commercial real estate loans or construction and development loans.

We were pleased to have increased the annual cash dividends paid per share to Pinnacle’s shareholders $0.10, or 22%, during 2019 for a total of $0.545 per share. Pinnacle’s stock price as of December 31, 2019 was $31.77, which increased $4.32, or 15.74%, compared to December 31, 2018. Our stock price improvement resulted in a 17.73% total return for 2019 compared to the SNL U.S. Bank Index total return of 33.12%. As a reminder, Pinnacle’s stock fared better than many peer banks in 2018 whose stock price dropped significantly as a result of turbulent markets during the fourth quarter of that year.

The continuation of improved profitability and adherence to a disciplined dividend strategy have enabled Pinnacle to accrete capital and further improve its capital position to support growth. As of year-end 2019, Pinnacle’s total risk-based capital ratio was 12.59% and its leverage ratio was 9.88% as compared to 12.29% and 9.36%, respectively, as of the prior year-end. Pinnacle and First National remain well capitalized per all regulatory definitions.

Looking towards the future, Pinnacle and First National made several strategic moves during 2019 and in the early part of 2020. First National Bank opened its tenth branch location on Main Street in Downtown Lynchburg, VA in May of 2019. This part of our market is viewed as the hub of regional commerce and has undergone significant redevelopment over the past fifteen years. We believe businesses and individuals will continue to migrate to downtown Lynchburg based on its convenient location within the Lynchburg region and the steady stream of commercial and residential options becoming available.

In September of 2019, we announced the successful recruitment of an experienced, local banker as our Market Leader for Charlottesville, VA, which was the first step in establishing a presence in the Charlottesville market. Since then we have opened a loan production office in a prior bank branch on Ivy Road and intend to build a client base in Charlottesville over the next few years as we move towards establishment of a full service presence.

On January 21, 2020, Pinnacle Bankshares Corporation and Virginia Bank Bankshares, Inc. announced the signing of a definitive agreement to combine in a strategic merger with Pinnacle being the surviving company. This partnership will create a footprint for Pinnacle stretching along the U.S. Highway 29 corridor from Danville to Charlottesville with seventeen branches and a loan production office based on current locations. The combined company would have approximately $720 million in total assets, $641 million in total deposits, and $543 million in total loans based upon reported amounts as of December 31, 2019. We are extremely excited about this merger, which will create a larger and stronger institution with a significantly higher lending limit, expanded product offerings and access to new markets. We anticipate such enhanced scale and efficiency will create meaningful opportunities to drive further growth, profitability and long-term value creation for employees, customers and shareholders. The merger is expected to be completed in the third quarter of 2020, subject to approval of both companies’ shareholders, regulatory approvals and other customary closing conditions.

Finally, in late January of this year we announced First National Bank received regulatory approval to establish a new branch office at 18077 Forest Road, Forest, VA, which is a former SunTrust Bank facility. The location is at the intersection of Forest Road and Graves Mill Road in the Graves Mill Center. The branch is expected to open in the second quarter of this year after renovations and will be First National Bank’s eleventh branch in the Central Virginia region, and its second branch in Bedford County.

As a result of the pending merger our Annual Meeting of Shareholders has been moved from its normal second Tuesday of April. Pinnacle currently anticipates convening an annual meeting of its shareholders during the summer of 2020, and at that meeting of shareholders will be asked to vote on matters relating to the pending merger in addition to typical annual meeting matters. Once the details are finalized, Pinnacle will provide additional information related to the 2020 annual meeting of shareholders.

In closing, we are very proud of Pinnacle Bankshares Corporation’s 2019 performance and feel we have capitalized on opportunities to expand First National Bank’s footprint and client base. As always, thank you for your support, confidence and the opportunity to serve your interests as President and Chief Executive Officer of Pinnacle Bankshares Corporation.

Sincerely,

Aubrey H. Hall, III “Todd”

President & Chief Executive Officer

About Pinnacle

Pinnacle Bankshares Corporation is a locally managed community banking organization based in Central Virginia. The one-bank holding company of First National Bank serves an area consisting primarily of all or portions of the Counties of Campbell, Pittsylvania, Bedford, Amherst, and the Cities of Lynchburg and Charlottesville. The Company has a total of ten branches with two located in the Town of Altavista, where the Bank was founded. Other branch locations include Village Highway in Rustburg, Wards Road near the Lynchburg Regional Airport, Timberlake Road in Campbell County, South Main Street in the Town of Amherst, Old Forest Road, Odd Fellows Road and Main Street in the City of Lynchburg and Forest Road in Bedford County. Additionally, the Company operates a loan production office located in Charlottesville and plans to open another branch in the Graves Mill Center located in Forest during the second quarter of 2020. First National Bank is in its 112th year of operation.

Caution Regarding Forward-Looking Statements

This letter to shareholders may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Pinnacle’s 2020 annual meeting of shareholders, statements regarding the 2019 novel coronavirus (or “COVID-19”) and the potential effects of COVID-19, and other statements in the letter that are not historical facts. Words such as “anticipates,” “believes,” “projects,” “potential,” “intends,” “should,” “expects,” “will,” “may,” and variations of similar expressions often accompany forward-looking statements. These statements are based on the beliefs of the Management of Pinnacle as to the expected outcome of future events as of the date hereof and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, and degree of occurrence. Results and outcomes may differ materially from what may be expressed or forecasted in or implied by forward-looking statements. Factors that could cause results and outcomes to differ materially include, among others, the ability to obtain required regulatory and shareholder approvals and meet other closing conditions to the transaction; the ability to complete the merger as expected and within the expected timeframe; disruptions to customer and employee relationships and business operations caused by the merger; the ability to implement integration plans associated with the transaction, which integration may be more difficult, time-consuming or costly than expected; the ability to achieve the cost savings and synergies contemplated by the merger within the expected timeframe, or at all; the actual effects of the COVID-19 outbreak on Pinnacle including on Pinnacle’s customers and employees; changes in local and national economies, or market conditions, including due to the COVID-19 outbreak; changes in interest rates; regulations and accounting principles; changes in policies or guidelines; loan demand and asset quality, including real estate values and collateral values; deposit flow; the impact of competition from traditional or new sources, and other factors.

Forward-looking statements speak only as of the date of the letter to shareholders. All of the forward-looking statements made in this letter are expressly qualified by the cautionary statements contained herein and are based on management’s beliefs and assumptions based on information available as of the date of the letter to shareholders. Readers are cautioned not to rely on the forward-looking statements contained in this letter, as no assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if any of them do occur, their ultimate impact on the results of operations or financial condition of Pinnacle. Additional information about the proposed merger and the factors that may impact the forward-looking statements may be found in the registration statement on Form S-4 that Pinnacle will file with the Securities and Exchange Commission (the “SEC”), included under the heading “Risk Factors.”

Additional Information about the Merger and Where to Find It

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. In connection with the proposed merger, Pinnacle will file with the SEC a registration statement on Form S-4 with respect to the offering of Pinnacle common stock as the merger consideration under the Securities Act of 1933, as amended, which will include a joint proxy statement of Pinnacle and Virginia Bank and a prospectus of Pinnacle. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and other relevant documents when they become available because they will contain important information about the merger.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Security holders of Pinnacle may also obtain free copies of these documents by directing a request by telephone or mail to Pinnacle Bankshares Corporation, 622 Broad Street, Altavista, Virginia 24517; 434-369-3000. Security holders of Virginia Bank may also obtain free copies of these documents by directing a request by telephone or mail to Virginia Bank Bankshares, Inc., 336 Main Street, Danville, Virginia 24541; 434-793-6411.

Pinnacle, Virginia Bank and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Pinnacle and Virginia Bank in connection with the merger. Information about the directors and executive officers of Pinnacle and Virginia Bank may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Contact

Pinnacle Bankshares Corporation

Aubrey H. “Todd” Hall, III, President and Chief Executive Officer

434-369-3000 or toddhall@1stnatbk.com